MANAGEMENT'S DISCUSSION AND ANALYSIS

AUGUST 12, 2016

The following Management’s Discussion and Analysis (“MD&A”) summarizes Concordia International Corp.’s (formerly Concordia Healthcare Corp.) (“Concordia” or the “Company”, or “we” or “us” or “our”) consolidated operating results and cash flows for the three and six month periods ended June 30, 2016 with comparative prior periods and the Company’s balance sheet as at December 31, 2015. The MD&A was prepared as of August 12, 2016 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three and six month periods ended June 30, 2016 and the consolidated financial statements and MD&A for the year ended December 31, 2015. Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per UK Pound Sterling (£)
As at, and for the periods ended	Spot	Average
October 21 to December 31, 2015	1.4745	1.5042
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Information Form dated March 23, 2016 available on SEDAR at www.sedar.com, Concordia’s Annual Report on form 40-F and other documents filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Results of Operations”, “Selected Quarterly Financial Information”, and “Non-IFRS Financial Measures”.

Forward-looking Statements
Certain statements contained in this MD&A constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management (“Management”). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

Concordia Management Discussion and Analysis	Page 2

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	changes in regulatory rules or practices in the U.S. or in other jurisdictions in which the Company sells products;

•
the inclusion of the Company’s products on formularies or the Company’s ability to achieve favourable formulary status, as well as the impact on the price of the Company’s products in connection therewith; and

•	the acquisition and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other things:

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key strategic alliances, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions;

•	the ability of the Company to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	the development and clinical testing of products under development;

•	the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration (“FDA”) or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to successfully market its products and services; and

Concordia Management Discussion and Analysis	Page 3

•
the impact of the United Kingdom's referendum through which voters supported a proposal to withdraw from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated. See "Brexit Risk Factor".

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced in the Company’s filings with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 23, 2016, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Forward-looking statements contained in this MD&A are based on management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management of the Company has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Brexit risk factor
Business Impact and Risk Factors Regarding Brexit

On June 23, 2016, a majority of voters in the United Kingdom (“UK”) elected to withdraw from the European Union (“EU”) in a national referendum (“Brexit”). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the UK government formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the UK and the EU, and has given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.
Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the UK, increase costs and depress economic activity. Concordia may incur additional costs and expenses as it adapts to potentially divergent regulatory

Concordia Management Discussion and Analysis	Page 4

frameworks from the rest of the EU. Disruptions and uncertainty caused by Brexit may also cause Concordia’s customers to closely monitor their costs and reduce their spending budget on Concordia’s products.
If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European Economic Area overall could be diminished or eliminated. The Company’s Concordia International segment has significant operations within the EU, including the UK, and therefore any of these factors could have a material adverse effect on Concordia’s business, financial condition and results of operations and affect its strategy in the UK and/or the European pharmaceutical market.
A significant portion of the Company’s debt and a portion of Concordia’s revenues are denominated in U.S. dollars. Since October of 2015, Concordia’s business has expanded internationally and, as a result, a significant portion of its revenues and expenses are denominated in Euros, UK Pounds Sterling and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar, such as the recent decline in value of the UK Pound Sterling following Brexit, could result in reduced U.S. dollar equivalent earnings, as a result of currency exchange rate fluctuations. During periods of a strengthening U.S. dollar, the local currency results of Concordia’s international operations may translate into fewer U.S. dollars. Concordia cannot predict changes in currency exchange rates, the impact of exchange rate changes on its operating results, nor the degree to which Concordia will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect Concordia’s business, results of operations and financial condition. If the UK takes the steps necessary to formally terminate its membership in the EU, volatility in foreign currencies may continue as negotiations commence to determine the future terms of the UK relationship with the EU. Concordia cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by foreign currency exchange rate fluctuations.
Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.
Company Overview and Business Segments
Concordia is an international specialty pharmaceutical company, owning, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s shares are listed on the Toronto Stock Exchange under the symbol “CXR” and the NASDAQ Global Select Market® under the symbol “CXRX”.
Concordia North America
Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) group of companies ("Concordia International") acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 190 molecules are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.

Concordia Management Discussion and Analysis	Page 5

Orphan Drugs
The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, the Company, through its subsidiaries, acquired the orphan drug Photofrin® in 2013. Today, Photofrin® is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Concordia's Orphan Drug segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution in the U.S. territory, which distribution is completed by an affiliate. In addition to the approved Orphan indications for Photofrin®, the Company is focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indication.
Corporate
Represents certain centralized costs including costs associated with Concordia’s head office in Canada and costs associated with being a public reporting entity.
Recent Events
Product Acquisitions
On May 12, 2016, Concordia International, through certain of its subsidiaries, entered into an agreement to acquire four products and the associated global product rights (the "Products Acquisition"). The products acquired include Sodium Feredetute oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and two pipeline products. The purchase price of the acquisition consisted of an initial payment of £21 million, which was funded through UK Pound Sterling cash on hand, and up to a maximum of £7 million in earn-out payments that would be payable in the first quarter of 2017 if certain performance and supply targets are achieved. The transaction closed on June 1, 2016.
Business Impact in relation to Brexit
On June 23, 2016 the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). The Company's Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to the outcome of Brexit, including the impact resulting from currency market movements. Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for further details on the Company's current assessment of the foreign currency impact to the Company's financial operations as a result of the Brexit vote.
Corporate name change
At the annual general and special meeting of shareholders of the Company held on April 29 2016, shareholders of the Company approved the name change of the Company from Concordia Healthcare Corp. to Concordia International Corp., which name change was effected by the Company on June 27, 2016. The name change is a part of the rebranding of the Company, given the growth and portfolio diversification of Concordia which now operates internationally in over 100 countries.
Asset impairments
During the second quarter of 2016, the Company recorded impairments of $567,076 related to certain intangible asset product rights associated with its North America segment. Refer to the "Corporate and other costs" section of this MD&A.
The Amdipharm Mercury Limited Acquisition
On October 21, 2015 (the “Closing Date”), the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Concordia International (the “Concordia International Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”). For a description of Concordia International, please see “Company Overview and Business Segments – Concordia International”.
The Concordia International Acquisition provided Concordia with a diversified portfolio of more than 190 off-patent molecules, entry into new therapeutic areas such as endocrinology, ophthalmology and urology, and an international platform with access to over 100 countries.
Concordia, through its wholly-owned subsidiary, acquired Concordia International for total consideration of $3.11 billion including cash consideration of approximately £800 million (with a value on the closing date of $1.24 billion), 8.49 million common shares of the

Concordia Management Discussion and Analysis	Page 6

Company (with a value on the closing date of $230.8 million) and daily interest of £272,801 (with a value on the closing date of $47.7 million) that accrued from June 30, 2015 to October 21, 2015. In addition, the Company will pay to the Vendors a maximum cash earn-out of £144 million (with a fair value at closing of $206.5 million) based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015. The Company has an option, which can be exercised by it prior to September 30, 2016, to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount would accrue interest daily at a rate of 8% per annum. For further information regarding the Concordia International Acquisition, refer to note 4 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016.
The Covis Acquisition
On April 21, 2015, the Company, through its wholly-owned subsidiary, completed the acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”).  The drug portfolio acquired from Covis (the “Covis Portfolio”) included products that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, three of the injectable products acquired from Covis, Fortaz®, Zantac® and Zinacef®, were sold for $10 million and $1 million for purchased inventory.
The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Covis Portfolio. The acquisition was paid for through a mix of term loans, bonds and equity. For further information regarding the Covis Acquisition, refer to note 4 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016.
Results of Operations

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Revenue	231,712	75,198	460,247	109,311
Gross profit	177,607	68,966	337,459	99,250
Gross profit %	77%	92%	73%	91%
Adjusted gross profit (1)	178,476	68,966	356,971	99,250
Adjusted gross profit % (1)	77%	92%	78%	91%
Total operating expenses	671,649	44,692	771,583	65,171
Operating income (loss), continuing operations	(494,042)	24,274	(434,124)	34,079

Income taxes	(4,986)	862	(6,599)	1,361
Net income (loss), continuing operations	(570,384)	(3,252)	(575,185)	534

Earnings (loss) per share, from continuing operations
Basic	(11.18)	(0.10)	(11.28)	0.02
Diluted	(11.18)	(0.10)	(11.28)	0.02

Earnings (loss) per share, including discontinuing operations
Basic	(11.18)	(0.02)	(11.28)	0.17
Diluted	(11.18)	(0.02)	(11.28)	0.16

EBITDA (1)	(454,285)	31,387	(345,333)	49,227
Adjusted EBITDA (1)	142,344	54,350	283,192	73,616
Adjusted EPS (1)	1.38	1.11	2.73	1.69
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.

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Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.
Revenue for the three and six months ended June 30, 2016 increased by $156,514, or 208%, and $350,936, or 321%, respectively, compared to the corresponding periods in 2015. The increases were primarily due to $151,477 and $291,390 of revenue for the quarter and year to date, respectively, from the Concordia International segment acquired on October 21, 2015 which was not included in the comparative period. The revenue increase was also due to additional revenue of $7,524 and $64,275 for the quarter and year to date, respectively, from the Covis Portfolio acquired on April 21, 2015 which was only owned for a portion of the comparative quarter. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Gross profit for the three and six months ended June 30, 2016 increased by $108,641, or 158%, and $238,209 or 240%, respectively, compared to the corresponding periods in 2015. The increase for the three months ended June 30, 2016 was primarily as a result of the Concordia International Acquisition, which was completed during the fourth quarter of 2015 and therefore not included in the comparative period in 2015. The increase for the six months ended June 30, 2016 was primarily due to the timing of the Concordia International Acquisition and Covis Acquisition completed during 2015 as described above. Gross profit in 2016 was also impacted by a non-cash inventory fair value adjustment of $869 and $19,512 for the quarter and year to date, respectively, increasing the cost of sales due to an increase in the fair value of inventory associated with the Products Acquisition and the Concordia International Acquisition. Adjusted gross profit for the three and six months ended June 30, 2016, which represents gross profit removing the impact of this non-cash fair value adjustment described above, increased by $109,510, or 159%, and $257,721, or 260%, respectively, compared to the corresponding periods in 2015.
The change in gross profit and adjusted gross profit as a percentage of revenue in the current quarter and year to date compared to the corresponding periods in 2015 reflects the impact of lower margins related to the Concordia International business segment, offset in part by higher margins associated with certain products included in the Concordia North America business segment.
Operating expenses for the three and six months ended June 30, 2016 increased by $626,957, or 1,403%, and $706,412, or 1,084%, respectively, compared to the corresponding periods in 2015. Operating expenses were higher in both periods due to the impairment recorded during the second quarter of 2016 of $567,076 and the increased size and scale of the Company's business after the completion of the Covis Acquisition and Concordia International Acquisition. For a detailed description of operating expenses, refer to the "Corporate and other costs" section of this MD&A.
Operating income (loss) reflects the increase in operating expenses compared to 2015 as a result of the impairment charge recorded during the second quarter of 2016 and the increased size and scale of the Company’s business, partially offset by the increased gross profit from the Concordia International segment and the Covis Portfolio.
The income tax net recoveries recorded for the three and six months ended June 30, 2016 of $4,986 and $6,599 respectively, are mainly the result of the reversal of certain deferred tax liabilities recorded at the prior period ends.  The reversal is driven in large part by the reduction of taxable temporary differences in respect of assets recorded as a result of purchase price accounting; changes to the carrying value of certain items due to the impairment of assets and/or changes in the applicable foreign exchange rate; and changes to the tax rates expected to apply when certain temporary differences are expected to reverse.

The net loss from continuing operations for the three and six months ended June 30, 2016 was $570,384 and $575,185, respectively and EPS loss was $11.18 per share and $11.28 per share for the three and six months ended June 30, 2016. The net loss arises as a result of an impairment charge of $567,076 and deducting certain other significant cash and non-cash expenses which include, but are not limited to, amortization expense, interest expense and deferred financing accretion expense. Refer to the "Corporate and other costs" section of this MD&A for further information related to all expenses by type.
EBITDA is higher than the net loss as it excludes interest, income taxes, depreciation and amortization of intangible assets (refer to the "Non-IFRS Financal Measures" section of this MD&A for a full reconciliation). EBITDA for the second quarter of 2016 was $485,672, or 1,547% lower and $394,560, or 802% lower year to date, respectively, compared to the corresponding periods in 2015. This decrease in EBITDA was primarily due to an impairment charge of $567,076 recorded during the second quarter of 2016, offset by the timing of the Concordia International Acquisition and Covis Acquisition during 2015.
Adjusted EBITDA is higher than EBITDA, as it excludes fair value adjustments to inventory, acquisition related, restructuring and other costs, share-based compensation, change in fair value of purchase consideration, impairment, foreign exchange gains (losses), unrealized gains (losses) on foreign exchange forward contracts and legal settlements and related legal costs (refer to the "Non-IFRS Financal Measures" section of this MD&A for a full reconciliation). Adjusted EBITDA for the three and six months ended June 30, 2016 increased by $87,994 or 162% and $209,576 or 285%, respectively, compared to the corresponding periods in 2015. Contribution of Adjusted EBITDA for the second quarter of 2016 by segment was $57,341 from Concordia North America, $89,404 from Concordia International, offset by losses of $453 from Orphan Drugs. In addition, the Company incurred $3,948 of Corporate costs related to the Corporate Head Office. Contribution of Adjusted EBITDA for the first six months of 2016 by segment was $122,697 from Concordia North America,

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$171,676 from Concordia International, offset by losses of $1,040 from Orphan Drugs. In addition the Company incurred $10,141 of Corporate costs related to the Corporate Head Office.
The Company's financial results of operations include earnings and cash flows denominated in pound sterling (£) translated into the Company's presentation currency of U.S. dollars. Although translated earnings and cash flows have decreased as a result of the depreciation of the £ relative to the U.S. dollar as a result of Brexit, the Company generates positive cash flows from operations from its North America and International segments which the Company plans to use to service its long term debt and other contractual commitments. Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections for a further discussion on the Company's financial position and liquidity.
Segment Revenue and Gross Profit
Concordia North America

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Revenue	77,491	72,398	163,439	103,431
Cost of sales	11,125	5,572	22,438	8,952
Gross profit	66,366	66,826	141,001	94,479
Gross profit %	86%	92%	86%	91%
Revenue for the three and six month periods ended June 30, 2016 increased by $5,093, or 7%, and $60,008, or 58%, respectively, compared to the corresponding periods in 2015. These increases were primarily due to the timing of the Covis Acquisition, which was completed on April 21, 2015. Our two primary products owned for the entire 2015 year were Donnatal® and Zonegran®. Revenue from Donnatal® decreased by 31% in the second quarter of 2016 over the corresponding period in 2015 which was driven primarily by volume decline due to the impact of lower product demand as a result of competitive pressures.  Revenue from Zonegran® increased by 39%, which was due to increased pricing which was offset by a marginal decrease in volume for that product. The overall increase was partially offset by the impact of the discontinuation of royalty revenue related to generic Kapvay®.
Cost of sales for the three and six month periods ended June 30, 2016 increased by $5,553, or 100%, and $13,486, or 151%, respectively, compared to the corresponding periods in 2015. The increase in the second quarter and on a year to date basis in 2016 is primarily related to a higher volume of sales of the Covis Portfolio acquired on April 21, 2015.
Gross profit for the second quarter of 2016 decreased by $460 compared to the corresponding period in 2015 due to the discontinuation of the royalty revenue related to generic Kapvay®, as well as higher chargebacks and an increased inventory provision. On a year to date basis, gross profit increased by $46,522 primarily due to additional gross profit margin from the Covis Portfolio acquired on April 21, 2015, offset by higher mix of sales to government payers that have lower margin, inventory provisions quarter over quarter and the impact of the lower royalty revenue as described above.
Gross profit as a percentage of revenue decreased by 600 bps for the second quarter of 2016 and 500 bps year to date. The decrease was due to a product mix impact attributed to stronger performance in lower margin authorized generics and branded sales to certain customers eligible for higher rebates and therefore lower margins in 2016 compared with 2015.

Concordia Management Discussion and Analysis	Page 9

Concordia International

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Revenue	151,477	—	291,390	—
Cost of sales	42,226	—	98,894	—
Gross profit	109,251	—	192,496	—
Gross profit %	72%	—	66%	—
Adjusted Gross Profit (1)	110,120	—	212,008	—
Adjusted Gross Profit %(1)	73%	—	73%	—
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.

(2)	The exchange rates used for conversion of the Concordia International segment have been disclosed on page 2 of this MD&A.
The Concordia International segment represents the results of Concordia International. Concordia International was acquired during October 2015 and therefore no results are reported in the comparative period. The Concordia International segment gross profit as a percentage of revenue during the six month period ended June 30, 2016 was lower than the three month period ended June 30, 2016 by 600 bps due to the first quarter of 2016 including a $18,643 non-cash fair value adjustment related to inventory as a result of the Concordia International Acquisition, and the second quarter of 2016 including a non-cash fair value adjustment related to inventory as a result of the Products Acquisition of $869. Refer to the "Selected Quarterly Financial Information" section of this MD&A for details related to Concordia International product performance compared with recent trailing quarters.
Orphan Drugs

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Revenue	2,744	2,800	5,418	5,880
Cost of sales	754	660	1,456	1,109
Gross profit	1,990	2,140	3,962	4,771
Gross profit %	73%	76%	73%	81%
Revenue for the second quarter was $56, or 2% lower in 2016 and $462, or 8% lower year to date compared to the corresponding periods in 2015. Orphan Drugs revenue declined primarily due to a $293 reduction in distribution revenue in Europe from Ethyol® included in the first quarter of 2015, which is no longer distributed by the Company.
Cost of sales for the second quarter were $94, or 14% higher in 2016 and $347, or 31% higher year to date compared to the corresponding periods in 2015. The cost of sales increase is primarily due to increased quality assurance stability and validation testing costs incurred during the first quarter of 2016 and increased costs in the second quarter of 2016 related to increased product and laser testing and recalibration costs associated with the addition of new customer accounts during 2016.
Gross profit for the second quarter of 2016 was $150, or 7% lower in 2016 and $809, or 17% lower year to date, reflecting the net impact of the revenue and cost of sales factors described above.

Concordia Management Discussion and Analysis	Page 10

Corporate and other costs
The following table details expenses from the Company's Corporate cost centre and other operating costs from the business segments:

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
General and administrative	13,016	7,422	28,483	12,339
Selling and marketing	13,548	3,916	26,861	6,929
Research and development	9,568	2,704	18,435	5,792
Share-based compensation	8,889	4,075	17,246	4,972
Exchange listing expenses	—	574	—	574
Acquisition related, restructuring and other	7,860	10,102	11,408	12,956
Interest and accretion	68,255	18,862	136,596	27,340
Change in fair value of purchase consideration	(1,138)	984	2,219	1,617
Impairment	567,076	—	567,076	—
Amortization of intangible assets	52,361	14,885	98,956	19,920
Depreciation	469	30	899	72
Foreign exchange loss (gain)	(390)	127	(2,399)	(282)
Realized loss on foreign exchange forward contract	—	7,675	—	5,126
Litigation and legal costs	13,463	—	13,463	—
Total	752,977	71,356	919,243	97,355
Notes: Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three and six months ended June 30, 2016 increased by $5,594, or 75%, and $16,144, or 131%, respectively, compared to the corresponding periods in 2015. The increases are reflective of the increased size and scale of the Company’s business. General and administrative expenses for the quarter and year to date as a percentage of revenue were 6% and 6%, respectively, compared with 10% and 11% in the corresponding periods in 2015, representing a declining trend as the business continues to grow.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Concordia North America, Concordia International and Orphan Drugs segments. Selling and marketing costs for the three and six months ended June 30, 2016 increased by $9,632, or 246%, and $19,932, or 288%, respectively, compared to the corresponding periods in 2015. These costs have increased due to the expansion of Concordia’s product portfolio from 6 core products in the first quarter of 2015 to over 200 products and the related selling and marketing efforts of the Concordia North America and Concordia International segments.
Research and Development Expenses
Research and development expenses reflect non-capitalized costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three and six months ended June 30, 2016 increased by $6,864, or 254%, and $12,643, or 218%, respectively, compared to the corresponding periods in 2015. This is due to costs incurred at the Concordia International segment for product expansion efforts and the costs associated with the Concordia North America segment.

Concordia Management Discussion and Analysis	Page 11

Share Based Compensation
The share based compensation expense relates to the fair value of share-based option and restricted share unit (“RSU”) awards to employees, management and directors of the Company. Share based compensation during the second quarter of 2016 and year to date was $8,889 and $17,246, respectively. The increase in the expense of $4,814 for the quarter and $12,274 year to date is primarily due to the impact of a grant of 1,009,000 stock options to Concordia International senior management on December 11, 2015 as part of a long term compensation and retention program, as well as certain RSU's issued in the first quarter of 2016.
The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and March 24, 2016 with market prices on the date of authorization of $37.07 and $26.43, respectively. On August 8, 2016 the board of directors of the Company resolved to cancel 828,430 of these performance based RSUs (and a corresponding 6,584 RSUs paid as dividend equivalent amounts). The vesting terms and conditions of the remaining 199,373 performance based RSUs have not yet been determined by the Companys board of directors. Given these circumstances the Company has determined that as of June 30, 2016 there is no shared understanding of the terms and conditions of the arrangement. As such, the Company is not able to reliably estimate the fair value of these awards, and accordingly the Company has not recorded an expense for these performance based RSUs in the three and six month periods ended June 30, 2016.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Acquisition related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the second quarter of 2016 were $7,860, and $11,408 year to date, representing a decrease of 22% and 12% on a quarter and year to date basis, respectively, compared to the corresponding periods in 2015. Costs incurred during the second quarter of 2016 were $4,441 related to the Concordia International segment which included costs associated with the Products Acquisition and other restructuring and integration costs related to alignment of contract manufacturing and distribution arrangements, $13 related to the Orphan Drugs segment and $3,406 related to the Corporate cost centre. The Corporate cost centre costs in this category primarily relate to costs associated with the special committee formed during the quarter to assess strategic alternatives for the Company.
Interest and Accretion
Interest and accretion expenses for the second quarter of 2016 were $68,255, representing an increase of $49,393 from the second quarter of 2015. On a year to date basis, interest and accretion expenses were $136,596, representing an increase of $109,256 compared to the corresponding period in 2015. The interest and accretion expenses for the quarter and year to date were comprised primarily of the following amounts:

•
Interest expense payable in cash for the second quarter of 2016 and year to date were $60,410 and $120,873, respectively, which was higher compared to the corresponding periods in 2015 due to the increases in long term debt obligations arising from the acquisition of the Covis Portfolio and the Concordia International Acquisition during 2015;

•
Total non-cash accretion and amortization of deferred financing costs of $7,692 recorded during the second quarter of 2016 and $15,263 year to date. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

•	Other interest expense of $153 for the second quarter of 2016 and $460 on a year to date basis.
Changes in Fair Value Adjustments
The change in the fair value of purchase consideration recorded during the quarter ended June 30, 2016 was a gain of $1,138 and on a year to date basis a loss of $2,219 as a result of movements in the fair value of the purchase consideration due to discounting and a change in estimates and expected payouts.
Asset Impairments
During the second quarter of 2016 and as part of the quarter end financial close process, management determined that certain triggering events had occurred with respect to two North America segment products, Nilandron® and Plaquenil®, requiring management perform a test for impairment. The triggering events included the July 2016 launch of a generic competitive product for Nilandron® and notification during the second quarter of 2016 from our AG Partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil®.
In accordance with IAS 36 - Impairments, management performed an impairment test whereby the recoverable amount was determined by the greater of a value in use model and a fair value less cost to sell model. The recoverable amount was then compared to the carry value of

Concordia Management Discussion and Analysis	Page 12

the intangible asset to determine the extent of the impairment to record in the period. Given the Company plans to continue to market and sell these products, a discounted cash flow model to determine the value in use was performed.
During the period, the Company recorded $306,189 impairment with respect to Nilandron® and $260,887 impairment with respect to Plaquenil® which have been recorded in the statement of income (loss) in the three and six month periods ended June 30, 2016. The carrying value of Nilandron® and Plaquenil® recorded as acquired product rights intangible assets were written down to $60,654 and $271,263 respectively. There have been no reversals of impairment losses or any previous impairments recorded with respect to acquired product right intangible assets.
Key assumptions of the value in use models are as follows:
•Discount Rate: 10.4% to 11.4%
•Estimated product cash flows, including price and volume assumptions

Sensitivity analysis
An increase/decrease in the discount rate by 1% would have the impact to increase/decrease the total impairment to Nilandron® by $5,135 and $6,195, respectively and Plaquenil® by $27,101 and $33,181, respectively.
A 1% increase/decrease to the revenue growth assumptions would have the impact to decrease/increase the total impairment to Nilandron® by $5,435 and $4,510, respectively and Plaquenil® by $31,373 and $25,819, respectively.
Amortization of Intangible Assets
The amortization of intangible assets was $37,476 higher in the second quarter of 2016 compared to the corresponding period in 2015 and $79,036 higher on a year to date basis due to additional amortization on intangible assets acquired as part of the Covis Portfolio and Concordia International acquisitions in April 2015 and October 2015, respectively. The expense in the second quarter of 2016 of $52,361 and on a year to date basis of $98,956 is comprised of the following amounts:

•
Amortization related to acquired product rights and manufacturing processes for the three and six month periods ended June 30, 2016 was $42,991 and $81,215, respectively. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives, which range from fifteen to thirty-five years. Amortization of acquired product rights and manufacturing processes increased due to increased intangible assets related to the acquisitions of the Covis Portfolio and Concordia International totaling $3.2 billion over the prior year;

•
Amortization related to intellectual property for the three and six month periods ended June 30, 2016 was $410 and $820, respectively. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts for the three and six month periods ended June 30, 2016 was $8,450 and $16,327, respectively. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the three and six month periods ended June 30, 2016 was $510 and $594, respectively.
Foreign Exchange Loss
Foreign exchange gain for the three and six month periods ended June 30, 2016 was $390 and $2,399, respectively. The primary component of the foreign exchange gain is a result of IFRS requiring that inter-company trading balances denominated in a currency other than the functional currency of an entity be retranslated with the exchange differences flowing through the consolidated statement of income (loss) with the off-set within other comprehensive income (loss).
The foreign exchange translation impact of Concordia International is recorded within other comprehensive loss. In the six month period ended June 30, 2016, there was a total of $279,877 foreign exchange losses, net of tax, associated with the translation of entities with a different functional currency, primarily the Concordia International segment, offset by $58,698 foreign exchange gains associated with the translation of the UK Pound Sterling denominated loan. This off-set demonstrates the partially hedged effect of the Company's balance sheet as at June 30, 2016.
Litigation settlement and associated legal costs
Litigation settlement and associated legal costs during the quarter and year to date relate to the settlement amount of $12.5 million plus legal costs of $0.9 million. Refer to the "Litigation and Arbitration" section of this MD&A for further details.

Concordia Management Discussion and Analysis	Page 13

Selected Quarterly Financial Information
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.

For the three months ended (in $000’s, except per share amounts)	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Revenue	231,712	228,535	191,908	93,005	75,198	34,113	39,487	32,251
Gross profit	177,607	159,852	115,727	84,953	68,966	30,284	35,124	28,480
Adjusted Gross profit (1)	178,476	178,495	149,659	84,953	68,966	30,284	35,124	28,480
Operating income	(494,042)	59,918	1,852	44,520	24,274	9,805	13,454	12,842
Net income (loss), continuing operations	(570,384)	(4,801)	(31,455)	1,496	(3,252)	3,786	2,320	10,872

Cash	145,341	178,516	155,448	670,548	137,250	32,639	39,572	26,659
Total assets	4,349,554	5,197,586	5,282,259	2,460,116	1,938,452	582,927	592,700	587,323
Total liabilities	3,982,125	4,111,596	4,126,051	1,430,919	1,378,661	321,232	335,150	332,314

EBITDA (1)	(454,285)	108,952	50,087	53,368	31,387	17,840	22,853	13,221
Adjusted EBITDA (1)	142,344	140,848	120,121	71,376	54,924	19,266	25,222	19,208

Earnings (Loss) per share
Basic	(11.18)	(0.09)	(0.64)	0.04	(0.10)	0.13	0.08	0.38
Diluted	(11.18)	(0.09)	(0.64)	0.04	(0.10)	0.12	0.08	0.36
Adjusted (1)	1.38	1.35	1.24	1.37	1.11	0.54	0.68	0.57
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A.
During the periods presented within the table above, the business has undergone significant growth as described within the "Recent Events" section of this MD&A, as a result of business acquisitions. This has resulted in significant growth over the quarters presented above. Management has focused their analysis on comparing to the most recent quarters presented above in order to describe current trends that have occurred within the business.
The following sections includes a discussion with respect to our 2016 second quarter results compared with previous quarters, as well as additional information with respect to our first quarter results and our fiscal 2015 results on a comparative basis.
Q2 2016
Revenues in the second quarter of 2016 were $231,712 and consisted of $77,491 from the Concordia North America segment, $151,477 from the Concordia International segment and $2,744 from the Orphan Drugs segment. The increase in revenue when compared to the first quarter of 2016 was driven by the increase in Concordia International revenue of $11,564, or 8%, increase in the Orphan drugs segment revenue of $70 or 3%, offset by a decrease in revenue in the Concordia North America segment of $8,457. or 10%. Concordia International's revenue increases were primarily due to organic growth, as a result of price and volume increases, and stock / supply issues which occurred during the first quarter of 2016 not occurring during the second quarter of 2016. Concordia International's revenue included acquisition growth resulting from the Products Acquisition contributing approximately $1,956 during the second quarter of 2016. The Concordia North America revenues decreased compared to the first quarter of 2016 on an overall basis primarily due to the timing of certain orders for Lanoxin® and higher Plaquenil® authorized generic revenue from the Company's authorized generic partner that took place in the first quarter of 2016 and not in the second quarter of 2016, and higher chargebacks on sales by wholesalers during the period.
Gross profit and adjusted gross profit in the second quarter of 2016 increased by $17,755 and $19, respectively, compared to the first quarter of 2016. The adjusted gross profit increase is lower than the gross profit increase as the first quarter of 2016 includes $18,643 of inventory fair value adjustments related to the Concordia International Acquisition, and the second quarter of 2016 includes $869 of inventory fair value adjustments related to the Products Acquisition which flows through gross profit. Gross profit as a percentage of revenue in the second quarter of 2016 of 77% compared with the first quarter of 2016 of 70% was primarily due to the inventory fair value

Concordia Management Discussion and Analysis	Page 14

adjustments described above. Adjusted gross profit percentage was 77% in the second quarter of 2016 compared to 78% in the first quarter of 2016 with the decline due to product mix changes described in the "Concordia North America segment" section of this MD&A.
Net loss from continuing operations for the second quarter of 2016 compared to the first quarter of 2016, increased by $565,583. The increase in net loss is primarily driven as a net result of the following factors. Gross profit as described above increased by $17,755, primarily due to the first quarter of 2016 including an inventory fair value adjustment of $18,643, an increased fair value gain related to purchase consideration of $4,495, and a $3,373 increased net tax recovery, offset by, an impairment charge of $567,076, increased costs associated with litigation and other legal costs of $13,463 primarily related to the arbitration settlement in the period, $5,766 additional amortization as a result of the measurement period adjustment recorded during the second quarter of 2016, higher foreign exchange loss of $1,619 (refer to the "Corporate and other costs" section of this MD&A for further detail) and $4,312 higher costs associated with acquisition, restructuring and other costs, which includes costs associated with the special committee review of strategic alternatives available to the Company and costs associated with the Products Acquisition.
Net loss from continuing operations in the second quarter of 2016 was $570,384 compared to Adjusted EBITDA of $142,344. Significant components comprising the difference between these two amounts is a result of net loss including $567,076 of impairment, $68,255 of interest and accretion expense, $52,361 amortization of intangible assets, $13,463 of litigation settlement costs, $8,889 of share based compensation expense and $7,860 of acquisition related, restructuring and other costs, (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation of net loss to EBITDA and Adjusted EBITDA).
Adjusted EBITDA in the second quarter of 2016 of $142,344 consisted of $57,341 related to Concordia North America, $89,404 related to Concordia International, $(453) related to Orphan Drugs and $(3,948) related to Corporate expenses. The increase of $1,496 compared to the first quarter of 2016 is primarily due to lower general and administrative costs.
Q1 2016
Revenues in the first quarter of 2016 were $228,535 and consisted of $85,948 related to Concordia North America, $139,913 related to Concordia International and $2,674 related to Orphan Drugs. The increase in revenue when compared to the fourth quarter of 2015 was driven by the increase in the Concordia North America segment revenue of $11,724 or 16%, and an increase in the Concordia International segment revenue of $24,192 or 21%. Concordia North America's revenue increases were primarily due to the timing of certain orders for Lanoxin® and higher Plaquenil® authorized generic revenue from the Company's authorized generic partner. Concordia International's revenue increases were primarily due to the fourth quarter including only 72 days of operations subsequent to the Concordia International Acquisition.
Concordia North America revenues in the first quarter of 2016 increased by $54,915 or 177% compared to the first quarter in 2015, primarily due to $56,751 revenue related to the products and authorized generic contracts acquired from Covis on April 21, 2015. Our two primary products owned for the entire 2015 year, Donnatal® and Zonegran®, had a total increase in revenue of $3,673 in the first quarter of 2016 over the corresponding period in 2015.  Revenue from Donnatal® increased by 11%, which was driven primarily by volume growth.  Revenue from Zonegran® increased by 12%, which was due to increased pricing which offset a decline in volume for that product. These increases are offset by the impact of the discontinuation of royalty revenue related to generic Kapvay® resulting in a decline in revenue of $3,794, and $1,715 of other product portfolio net declines during the first quarter of 2016 compared to the same period in 2015.
Gross profit and adjusted gross profit in the first quarter of 2016 increased by $44,125 and $28,836, respectively, compared to the fourth quarter of 2015. The increase in gross profit and adjusted gross profit is primarily due to the full quarter results from the Concordia International segment. The adjusted gross profit increase is lower than the gross profit increase as the first quarter of 2016 includes $18,643 of inventory fair value adjustments related to the Concordia International Acquisition, compared to the fourth quarter of 2015 which includes $33,932 of inventory fair value adjustments due to the Concordia International Acquisition and the Covis Acquisition. Gross profit as a percentage of revenue in the first quarter of 2016 of 70% compared with the fourth quarter of 2015 of 60% was mainly due to the inventory fair value adjustments described above. Adjusted gross profit percentage was consistent at 78% in both the first quarter of 2016 and in the fourth quarter of 2015.
Net loss from continuing operations for the first quarter of 2016 compared to the fourth quarter of 2015, decreased by $27 million mainly attributable to a decrease of acquisition, restructuring and other related costs of $34 million which did not occur in the first quarter of 2016. This impact was mainly offset by a full quarter of amortization, general and administration, selling and marketing and research and development costs related to the Concordia International segment. The first quarter of 2016 also included a full quarter of interest costs associated with the Concordia International Acquisition.
Net loss from continuing operations in the first quarter of 2016 was $4,801 compared to Adjusted EBITDA of $140,848. Significant components comprising the difference between these two amounts is a result of net loss including $68,341 of interest and accretion expense, $46,595 of amortization of intangible assets, $18,643 of fair value adjustments in respect of acquired inventories arising from a business combination and $8,357 of share based compensation expense. Refer to the "Corporate and other costs" section of the 2016 first quarter MD&A for a full description of operating and other expenses. Refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation of net loss to EBITDA and Adjusted EBITDA.

Concordia Management Discussion and Analysis	Page 15

Adjusted EBITDA in the first quarter of 2016 of $140,848 consisted of $65,356 related to Concordia North America, $82,272 related to Concordia International, ($587) related to Orphan Drugs and ($6,193) related to Corporate expenses. The increase of $20,727 compared to the fourth quarter of 2015 is primarily due to the full quarter results from the Concordia International segment.
Fiscal 2015

For the twelve months ended (in $000’s, except per share amounts)	Dec 31, 2015	Dec 31, 2014
Revenue	394,224	104,941
Gross profit	299,930	90,300
Adjusted Gross profit (1)	333,862	90,300
Operating income, continuing operations	80,451	28,351
Net income (loss), continuing operations	(29,425)	8,895

Cash	155,448	42,770
Total assets	5,276,062	592,700
Total liabilities	4,119,854	335,150

EBITDA (1)	152,682	38,119
Adjusted EBITDA (1)	265,687	59,502

Earnings (Loss) per share
Basic	(0.81)	0.34
Diluted	(0.81)	0.33
Adjusted (1)	4.38	1.75
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A.
Revenues in the year ended December 31, 2015 were $394,224 compared with $104,941 in the year ended December 31, 2014. Revenues by segment in 2015 were $268,299 from the Concordia North America, $115,721 from the Concordia International and $10,204 from the Orphan Drug segments. Concordia International segment revenue grew exclusively due to the acquisition of Concordia International on October 21, 2015. Concordia North America segment revenue increased by $174,022 during 2015 due to $127,413 of revenue earned from the Covis Portfolio acquired on April 21, 2015 and $46,609 of other revenue net increases. The other revenue net increases comprise of $43,255 higher Donnatal® revenue earned in 2015, $27,096 higher Zonegran® revenue earned in 2015, offset by $11,694 lower Kapvay® revenue earned in 2015, $13,880 lower Orapred® revenue earned in 2015 and $1,832 of other minor net portfolio increases.
Gross profit in the year ended December 31, 2015 was $299,930 or 76% as a percentage of revenue, compared with $90,300 or 86% as a percentage of revenue in the year ended December 31, 2014. The decrease in gross profit as a percentage of revenue of 1000 bps is primarily due to non-cash fair value inventory adjustments of $33,932 included in gross profit arising from acquired inventory through a business acquisitions. Additionally, the decrease is due to a change in the mix of the larger more diversified product portfolio at the end of 2015 compared with 2014. Exclusive of the non-cash fair value adjustments, the Concordia International segment, which was acquired in 2015, earned a 70% gross margin as a percentage of revenue compared with our Concordia North America segment which earned a 91% gross margin as a percentage of revenue in 2015.
Net loss in the year ended December 31, 2015 was $29,425 compared with net income of $8,895 in the year ended December 31, 2014. The 2015 net loss changed by $38,320 compared with 2014 net income primarily due to $209,630 higher gross profit and $24,310 higher deferred tax recovery, offset by, $43,686 higher acquisition related, structuring and other expenses, $65,450 higher amortization of intangible assets, $116,306 higher interest and accretion expense, $16,849 higher general and administrative costs, $14,837 higher selling and marketing costs, $11,714 higher share based compensation expense and $3,418 of other net expense increases.
Net loss in the year ended December 31, 2015 was $29,425 compared to Adjusted EBITDA of $265,687. Significant components comprising the difference between these two amounts is net loss including $127,831 of interest and accretion expense, $22,011 of net income tax recoveries, $75,810 of amortization of intangible assets, $33,932 of fair value adjustments in respect of acquired inventories arising from a business combination, $57,207 of acquisition related, restructuring and other expenses and $16,198 of share based compensation expense. Refer to the "Corporate and other costs" section of the 2015 annual MD&A for a full description of operating and other expenses. Refer to the "Non-IFRS Financial Measures" section of the 2015 annual MD&A for a full reconciliation of net loss to EBITDA and Adjusted EBITDA.

Concordia Management Discussion and Analysis	Page 16

Adjusted EBITDA in the year ended December 31, 2015 of $265,687 grew $206,185 or 347% during 2015. Contribution of Adjusted EBITDA by segment was $217,321 from Concordia North America, $64,263 from Concordia International, ($2,419) from Orphan Drugs. In addition, the Company incurred ($13,478) of Corporate costs in the year ended December 31, 2015.
Balance Sheet Analysis

(in $000’s)	Jun 30, 2016	Dec 31, 2015	Change
			$	%
Working capital	290,864	290,980	(116)	—%
Long-lived assets	3,875,459	4,800,064	(924,605)	-19%
Other current liabilities	302,214	318,157	15,943	5%
Long-term liabilities	3,496,680	3,616,679	119,999	3%
Shareholder's equity	367,429	1,156,208	788,779	68%
Working capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, and provisions. The $116 decrease in working capital from December 31, 2015 to June 30, 2016 is primarily due to the following factors:

•
Accounts receivable increased by $14,733. Concordia International accounts receivable increased $3,769 due to increased sales during May and June 2016 when compared to November and December 2015. Concordia North America accounts receivable increased $10,970 primarily as a result of the impact of change in sales mix during 2016 compared to the fourth quarter of 2015 with a higher proportion of authorized generics revenue;

•
Accounts payable and accrued liabilities decreased by $3,634. The decrease in accounts payable and accrued liabilities is primarily due to the decrease in interest payable of $12,241 due to the interest on the Company's senior notes being paid semi-annually, in April and October for the 7% senior notes, and June and December for the 9.5% senior notes, of each year and the impact of foreign exchange on the translation of the Concordia International accounts payable and accrued liabilities. This is partially offset by an increase in accruals as a result of the settled arbitration in the current period which was paid subsequent to June 30, 2016.

•	Provisions decreased by $4,350. The decrease is primarily due to the processing of certain provisions, and change in sales mix during the period.

Offset primarily by:

•
Cash and cash equivalents decreased by $10,107 primarily due to cash flows inflows from operating activities offset by cash outflows from financing activities, as further discussed in the "Liquidity and Capital Resource" section of this MD&A; and

•
Inventory decreased by $9,062. Concordia International inventory decreased by $14,422 primarily due to the previously recorded non-cash fair value adjustment to inventory being recorded in cost of goods in respect of product sold during the first quarter of 2016. This decrease in inventory is offset by Concordia North America’s inventory holdings increasing by $5,505 as a result of receiving certain large deliveries of product during the second quarter of 2016.

Long-lived assets
Long-lived assets consist of fixed assets, intangible assets, goodwill and deferred income tax assets. During the second quarter of 2016, the Company recorded certain measurement period adjustments as a result of finalizing certain valuation assumptions related to the Concordia International Acquisition. This primarily resulted in a decrease in Intangible assets, with a corresponding increase in Goodwill, with no overall net impact to long-lived assets. The $924,605 decrease in long-lived assets from December 31, 2015 to June 30, 2016 is primarily due to the following factors:

•
A $298,815 decrease due to foreign exchange translation of the Intangible assets and Goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from 1.4745 as at December 31, 2015 to 1.3395 as at June 30, 2016;

•	Intangible amortization recorded during the six month period of $98,956; and

•	Impairment of $567,076 recorded in Q2, 2016. Refer to "Corporate and other costs" section of this MD&A for further information.
Offset primarily by:

•	Intangible asset additions during the first six months of 2016 of $39,551, which primarily relates to the Products Acquisition.

Concordia Management Discussion and Analysis	Page 17

Other current liabilities
Other current liabilities consist of dividends payable, income taxes payable, the current portion of long-term debt and purchase consideration payable. The $15,943 decrease from December 31, 2015 to June 30, 2016 is primarily due to the following factors:

•
The current portion of purchase consideration payable decreased by $33,182 due to $42,490 of repayments made related to the Focus and Primgen purchase consideration during the six month period ended June 30, 2016 (refer to Note 18 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016), offset by $4,711 of purchase consideration now presented as a current liability as this amount is due within twelve months and $8,886 associated with the Products Acquisition, which is due for payment during the first quarter of 2017 and the impact of foreign exchange.

Offset primarily by:

•
A $5,012 income taxes payable increase primarily due to the year to date expense of $19,923, offset primarily by $8,627 income taxes paid during 2016 and approximately $4 million of foreign exchange impact; and

•
The current portion of long-term debt increased by $12,226 as the required principal repayments due on the Company’s term loans commencing in the first quarter of 2016 increases from 0.25% to 0.675% in the first quarter of 2017.

Long term liabilities
Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, other liabilities and deferred income tax liabilities. The $119,999 decrease in long term liabilities from December 31, 2015 to June 30, 2016 is primarily due to the following factors:

•
The long-term portion of debt decreased by $74,101 due to approximately $9,530 of principal repayments, an increase of $12,226 to the current portion as a result of increased contractual repayments on the Company’s term loans and $67,250 foreign exchange impact on the Company’s GBP term loan, offset by the impact of $15,263 accretion of deferred financing costs;

•
A decrease of $4,711 in purchase consideration payable due to purchase consideration due in the first and second quarter of 2017 now presented as a current liability, offset by the non-cash amortization of the discount on the long term liability; and

•	A $41,211 decrease to the deferred income tax liability primarily due to the amortization of intangible assets acquired in recent business combinations and the impact of foreign exchange.
Shareholders equity
Shareholders’ equity decreased by $788,779 from the fourth quarter of 2015 to the second quarter of 2016. The decrease is primarily related to:

•	A $14,987 net change in equity for share based compensation expense, issuance of options, vesting of RSUs and related tax expense.
Offset primarily by:

•	Dividends paid or payable during 2016 of $7,652;

•	A net loss for the six months ended June 30, 2016 of $575,614; and

•	A net foreign exchange impact of $221,179 from the translation of Concordia International and the GBP denominated loan.
Liquidity and Capital Resources
Sources and uses of Cash

For the six months ended (in $000’s)	Jun 30, 2016	Jun 30, 2015
Cash from Operating Activities	236,556	26,253
Cash used in Investing Activities	(35,667)	(1,201,850)
Cash used in Financing Activities	(192,791)	1,273,597
Total	8,098	98,000
The Company's business continues to generate sustained cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid as this is recorded within cash used in financing activities. The Company intends to use cash on hand and cash flows generated from operating activities in order to fund future acquisitions,

Concordia Management Discussion and Analysis	Page 18

and settle debt and other obligations as they become due, over the next two years as described in the following "Lending Arrangements and Debt" section of this MD&A.
Cash used in investing activities represents primarily cash used for the Products Acquisition completed during the the second quarter of 2016 and capital asset additions within the Concordia International segment.
Cash used in financing activities is comprised of a $5,062 settlement of deferred financing fees incurred as part of financing the Concordia International Acquisition, $9,530 of planned principal repayment on long term debt, $37,760 for contingent consideration within the Concordia International segment, $132,892 of interest payments during the quarter and dividend payments in aggregate of $7,652 representing a total $0.15 per common share distribution.
Cash and Capital Management
The Company believes that cash on hand in addition to cash flows generated from ongoing operations and its undrawn revolving credit facility provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.
As at June 30, 2016, the Company held cash resources of $145,341 excluding $2,525 cash in discontinued operations, which is classified as part of other assets. The Company also has an undrawn $200 million secured revolving credit facility, subject to compliance with certain debt incurrence covenants if drawn upon, which provides further flexibility to meet any unanticipated cash requirements.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception, Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Company’s board of directors (the “Board of Directors”). The budget is reviewed and updated periodically and establishes the approved activities for the next twelve months and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.
The Company is currently not subject to any financial maintenance covenants under its credit agreement dated October 21, 2015, as amended (the “Credit Agreement”). These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Credit Agreement is greater than 30 per cent of the aggregate amount of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Credit Agreement do not apply at this time.
Lending Arrangements and Debt

(in $000’s)	Jun 30, 2016	Dec 31, 2015
Term Loan
USD term loan	1,028,386	1,026,977
GBP term loan	636,684	703,214
Revolver	—	—
Bridge Facilities	119,035	117,035
9.5% Senior Notes	764,939	764,342
7% Senior Notes	710,407	709,758
Total carrying value	3,259,451	3,321,326
Amounts shown above represent long term debt principal net of financing fees deferred and amortized over the debt term.

Concordia Management Discussion and Analysis	Page 19

As at June 30, 2016, approximately 80% of the Company’s debt had a maturity date beyond 5 years assuming an estimate of the minimum required annual excess cash flow sweep. In addition, the Company has available, under the terms of the Credit Agreement, a secured revolving loan of up to $200 million that has not been drawn upon to date.
As at June 30, 2016, approximately 80% of total long term debt is denominated in USD (December 31, 2015 - 79%) and 20% denominated in pound sterling (December 31, 2015 - 21%). During the six months ended June 30, 2016, the Concordia North America and Orphan Drugs segments generated revenues of approximately USD$163,439 (2015 - $103,431) and USD$5,418 (2015 - $5,880), respectively. The Company's free cash flow was used to make USD$5,500 of principal repayments and pay USD$60,399 of cash interest expense incurred during the six month period ended June 30, 2016. As a result of the Company's combined positive cash flows from operations, and the Company's overall financial capacity, the Company believes it will have the ability to service its long term debt obligations over the next twelve months and beyond.
Details of the lending arrangements are further disclosed in the notes to the condensed interim consolidated financial statements for the three and six month periods ended June 30, 2016.
The following table presents repayments of long-term debt principal, interest payments on long-term debt and purchase consideration on an undiscounted basis:

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	4,424	4,424	22,123	144,626	537,370	2,707,377	3,420,344
Interest on long-term debt	60,279	60,216	118,332	234,284	642,373	274,815	1,390,299
Purchase consideration	14,305	195,951	16,317	3,257	21,100	31,051	281,981
Total	79,008	260,591	156,772	382,167	1,200,843	3,013,243	5,092,624

(1)
Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (as described in note 11 (a) of the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2016).

Included in purchase consideration due within three to six months in the table above, is the £144 million earn-out payable to the Vendors of Concordia International. The Company expects to primarily service repayment of this obligation through free cash flows generated from its Concordia International segment or other available sources of financing - see "Liquidity and Capital Resources" section of this MD&A. With the repayment of this purchase obligation in pound sterling and pound sterling long term debt obligations, the Company is naturally hedged against movements in the pound sterling for the remainder of 2016. The Company is considering strategies, including hedging alternatives, with respect to Concordia International segment's pound sterling free cash flows beyond 2016.
Contractual Obligations and Purchase Consideration
Contractual Obligations
The Company had the following commitments under operating leases, relating to rental commitments for its international office locations, aircraft lease and computer and electronic equipment leases:

(in 000’s)	$
2016	1,946
2017	3,689
2018	3,531
2019	2,708
2020	389
Thereafter	586
Total	12,849
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the

Concordia Management Discussion and Analysis	Page 20

counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the terms of the Covis Acquisition purchase agreement the Company guaranteed the purchaser's obligations under the purchase agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the agreement and related transaction documents.
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions.  The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
Purchase Consideration

(in $000’s)	Jun 30, 2016	Dec 31, 2015
Due to former owners of Concordia International	188,345	199,661
Concordia International purchase consideration	34,457	63,353
Concordia North America purchase consideration	32,247	29,928
Total	255,049	292,942
The purchase consideration due to the former owners of Concordia International was part of the consideration paid for the acquisition of Concordia International. The Company is obligated to pay the Vendors of Concordia International a maximum cash earn-out of £144 million based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. Management has estimated the full amount of this earn-out will be paid in the fourth quarter of 2016 and has recorded the discounted value of $188,345 as at June 30, 2016. The decrease of this liability of $11,316 is due to $19,125 of foreign exchange translation of the GBP denominated liability offset by the amortization of the initial discount of $7,809.
The Concordia International purchase consideration as at June 30, 2016 includes additional purchase consideration as a result of the Products Acquisition that was completed during the second quarter of 2016. As part of the consideration paid, the Company is obligated to pay the counter-party to the Products Acquisition a maximum cash earn-out of £7 million if certain performance and supply targets are achieved. Management has estimated that the full amount of this earn-out will be paid during 2017.
Prior to the Concordia International Acquisition, both the legacy businesses of Concordia and Concordia International had certain purchase consideration liabilities associated with prior acquisitions. These arrangements are described in note 18 of the unaudited interim consolidated financial statements for the three and six month period ended June 30, 2016 by each type of arrangement. Management makes estimates and uses key assumptions in arriving at the fair value of purchase consideration at each reporting period and records changes in fair value in the statement of income in the period the changes occur.
Related Party Transactions
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $nil during the three months ended June 30, 2016 (2015 - $4) and $30 year to date (2015 - $4). As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
Compensation for directors and key management, consisting of salaries, bonuses, other benefits and director fees for the three month period ended June 30, 2016 amounted to $1,395 (2015 – $2,996) and year to date $2,635 (2015 - $3,867). Share based compensation expense recorded for key management and directors, for the three month period ended June 30, 2016 amounted to $3,506 (2015 – $2,204) and year to date $6,843 (2015 - $2,351).

Concordia Management Discussion and Analysis	Page 21

Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
During the second quarter of 2016 the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued Non-Gaap measures as these expenses did not exist in previous periods for the Company.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Six months ended
For the three months ended (in $000’s)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Gross profit per financial statements	177,607	68,966	337,459	99,250
Add back: Fair value adjustment to acquired inventory	869	—	19,512	—
Adjusted Gross profit	178,476	68,966	356,971	99,250
EBITDA
EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management Discussion and Analysis	Page 22

	Three months ended		Six months ended
For the three and six months ended (in $000’s)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net (loss) from continuing operations	(570,384)	(3,252)	(575,185)	534

Interest and accretion	68,255	18,862	136,596	27,340
Income taxes	(4,986)	862	(6,599)	1,361
Depreciation	469	30	899	72
Amortization of intangible assets	52,361	14,885	98,956	19,920
EBITDA	(454,285)	31,387	(345,333)	49,227

Fair value adjustment to acquired inventory	869	—	19,512	—
Acquisition related, restructuring and other	7,860	10,102	11,408	12,956
Share-based compensation	8,889	4,075	17,246	4,972
Change in fair value of purchase consideration	(1,138)	984	2,219	1,617
Impairment	567,076	—	567,076	—
Foreign exchange loss (gain)	(390)	127	(2,399)	(282)
Unrealized loss on foreign exchange forward contract	—	7,675	—	5,126
Legal settlements and related legal costs	13,463	—	13,463	—
Adjusted EBITDA	142,344	54,350	283,192	73,616

Concordia Management Discussion and Analysis	Page 23

Adjusted Net Income and EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

For the three months ended (in $000’s, except per share amounts)	Q2 2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014

Weighted average number of fully diluted shares (1)	52,081,161	51,762,381	49,752,148	35,248,353	33,950,472	30,584,951	30,439,316	30,127,443
Net income (loss), continuing operations	(570,384)	(4,801)	(31,455)	1,496	(3,252)	3,786	2,320	10,872
Adjustments
Fair value adjustment to acquired inventory	869	18,643	33,932	—	—	—	—	—
Share-based compensation	8,889	8,357	5,917	5,264	4,120	897	1,090	1,258
Exchange listing costs	—	—	151	326	574	—	—	—
Acquisition, restructuring and other	7,860	3,548	37,960	6,691	10,118	2,854	940	4,093
Depreciation	469	430	372	33	30	42	29	26
Amortization of intangible assets	52,361	46,595	41,630	14,260	14,885	5,035	9,130	410
Change in fair value of purchase consideration	(1,138)	3,357	(1,343)	287	984	633	580	579
Impairment	567,076	—	—	—	—	—	—	—
Foreign exchange losses (gains)	(390)	(2,009)	(6,233)	5,445	7,802	(2,958)	(242)	73
Interest accretion	7,845	7,571	9,802	16,251	2,541	5,815	—
Legal settlement and related legal cost(3)	13,463	—	—	—	—	—	—	—
Tax adjustments (2)	(15,052)	(11,595)	(28,877)	(1,885)	(39)	460	6,998	(48)
Adjusted net income, continuing operations	71,868	70,096	61,856	48,168	37,763	16,564	20,845	17,263
Adjusted EPS diluted, continuing operations	1.38	1.35	1.24	1.37	1.11	0.54	0.68	0.57
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) Weighted average number of fully diluted share calculation for the fourth quarter of 2015 includes 8,000,000 common shares of Concordia issued on September 30, 2015, pursuant to a prospectus offering and in connection with the Concordia International Acquisition. Net income from Concordia International has been included since the date of acquisition on October 21, 2015. The impact to adjusted EPS if the offering had occurred on October 21, 2015, the Closing Date, would be an additional $0.05 cents per common share for the fourth quarter of 2015.
(2) The Company has included in tax adjustments: (i) the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations; and (ii) income taxes for the period resulting from the items above. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(3) Represents legal settlements of $12.5 million discussed in the "Litigation and Arbitration" section of this MD&A and $0.9 million of related legal representation costs.

Concordia Management Discussion and Analysis	Page 24

Critical Accounting Estimates
In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.
Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; determining the fair value of share-based payments and the income tax expense and the ability to realize deferred income tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
Chargebacks
The provision for chargebacks is an estimate used in the recognition of revenue. The Concordia North America segment sells mainly in the United States whereby these sales are directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when actual chargebacks differ from estimated provision amounts.
Returns
The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns by using historical experience and other factors, in order to determine Management’s best estimate of potential future returns. Concordia continually monitors provisions for returns and makes adjustments when actual product returns differ from established reserves.
Rebates
The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
Other Price Adjustments
The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.
Share-based compensation
IFRS 2 requires that each installment of options and RSUs be treated as a separate grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation for options is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Share based compensation for RSUs is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on changes in Management’s estimate of the number of RSUs that are expected to vest and changes in the market value of Concordia’s common shares. The Company has also issued certain performance based RSUs subject to market based and Company specific performance vesting conditions. Concordia uses the Black-Scholes option pricing model to price its options and uses Monte Carlo option pricing models to price its performance based RSUs in computing share based compensation, which requires certain assumptions on variables including, but not limited to, the stock price volatility rate for a publicly held corporation and estimates of future earnings. The selection of different option pricing models and

Concordia Management Discussion and Analysis	Page 25

different assumptions of volatility and future earnings could produce different values for share based compensation, which could impact results.
Impairment of non-financial assets
The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.
Income taxes
The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes, which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgements based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.
The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
Acquisition-Related Purchase Consideration
Certain acquisitions completed by Concordia, or its subsidiaries, include purchase consideration that may be paid based on the occurrence of certain future events, such as sales performance and the achievement of certain future developments, regulatory and sales milestones.
Acquisition-related purchase consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related purchase consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.
Current and Future Accounting Pronouncements
The Company’s accounting policies are consistent with those disclosed in note 2 to the December 31, 2015 consolidated financial statements.
Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 at certain prescribed rates. These royalties are payable on a quarterly basis. During the three and six month periods ended June 30, 2016 the royalty expense was $919 and $2,890, respectively.
Litigation and Arbitration
In the normal course of business the Company may be the subject of litigation claims.
During the quarter ended June 30, 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, along with $0.96 million associated legal costs in the three month period ended June 30, 2016 which has been recorded as litigation settlement.

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In early January 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell what the Company believes is an illegal copy of Donnatal® in certain US regions, in a category that the FDA has typically considered unapproved and without a legal basis for marketing.  On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this unapproved product was introduced into certain US regions. In a similar lawsuit commenced against Method Pharmaceuticals, LLC and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of $733. The Company continues to pursue these lawsuits vigorously, and believes that this product has no right to be on the market given the regulatory history of Donnatal®.
Contractual obligations
The Company enters into contractual obligations in the normal course of business. There have been no significant changes to the specified contractual obligations during the first six months of 2016. Details of the contractual obligations are further disclosed in the notes to the December 31, 2015 consolidated financial statements.
The Company has not engaged in any off-balance sheet financing transactions.
Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at June 30, 2016 and August 12, 2016, the Company had, respectively, 51,017,004 and 51,017,004 common shares issued and outstanding. As at June 30, 2016 and August 12, 2016, there were, respectively, 2,451,485 and 2,447,735 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.
As at June 30, 2016 and August 12, 2016, the Company had, respectively, 1,667,037 and 837,129 unvested RSUs outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.
Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant interim filings have been disclosed by the Company.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in a control system, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”), which is a process designed by, or designed under the supervision of the CEO and CFO, and effected by the Board, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted at June 30, 2016. Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at June 30, 2016.

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Given Management is in the process of evaluating controls associated with business combinations, in accordance with Section 3.3(1) of NI 52-109, Management has limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Concordia International, the Company’s Concordia International segment, acquired through a business combination on October 21, 2015. Financial information related to Concordia International has been presented in this MD&A under the Concordia International segment. Additional information related to Concordia International as at June 30, 2016 includes: current assets of $310,169, non-current assets of $2,838,756, current liabilities of $346,225 and non-current liabilities of $235,300.
Except for changes relating to the continuing integration of Concordia International, the Company’s Concordia International segment, as discussed above, there have been no changes in the Company’s internal control over financial reporting during the six month period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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